Exhibit 99.2

GLG LIFE TECH CORPORATION

MANAGEMENT PROXY CIRCULAR
AS AT AND DATED MAY 15, 2012

FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 28, 2012

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of GLG Life Tech Corporation (the “Corporation”) for use at the Annual General Meeting of the Corporation’s shareholders (the “Shareholders”) to be held on June 28, 2012 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

PROXY INSTRUCTIONS

Shareholders who cannot attend the Meeting in person may vote by proxy if a registered Shareholder, or provide voting instructions as provided herein if a non-registered Shareholder, either by mail, by phone or over the internet. Proxies and/or voting instructions must be received by Computershare Investor Services Inc., the Corporation’s transfer agent, (the “Transfer Agent”) no later than 9:00 am (Vancouver time) on June 26, 2012 at its Toronto office, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

A proxy returned to the Transfer Agent will not be valid unless dated and signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation or association, the form of Proxy must be executed by an officer or by an attorney duly authorized in writing. If the form of Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of Proxy. If not dated, the Proxy will be deemed to have been dated the date that it is mailed to Shareholders.

The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of Proxy confers discretionary authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of Proxy will vote the securities represented by the Proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting. As at the date of this Management Proxy Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

APPOINTMENT OF PROXYHOLDER

A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than Brian Palmieri or Brian Meadows, both directors and/or officers of the Corporation and the Management designees, to attend and act for the Shareholder at the Meeting. If you are returning your Proxy to the Transfer Agent, such right may be exercised by inserting in the blank space provided in the enclosed form of Proxy the name of the person to be designated or by completing another proper form of Proxy and delivering it to the Transfer Agent as provided above, or by phone or over the internet. If you are using the internet, you may designate another proxyholder by following the instructions on the website. It is not possible to appoint an alternate proxyholder by phone. If you appoint a proxyholder, other than the Management designees, that proxyholder must attend and vote at the Meeting for your vote to be counted.

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, you may revoke your Proxy by an instrument in writing signed by you as registered Shareholder or by your attorney duly authorized in writing. If you are a representative of a registered Shareholder that is a corporation or association, the instrument in writing must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, Suite 2168, 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such Proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the Proxy is revoked. In addition, Shareholders can also change their vote by phone or via the internet.

Only registered Shareholders have the right to revoke a Proxy. Non-registered Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact the Transfer Agent or their intermediary to arrange to change their voting instructions.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Some Shareholders of the Corporation are “non-registered” Shareholders because the common shares of the Corporation (“Common Shares”) they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered in the name of an intermediary (the “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares. Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or in the name of a clearing agency (such as The Canadian Depository of Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Shareholders - those who object to their name being made known to the Corporation (called OBOs for “Objecting Beneficial Owners”) and those who do not object to the Corporation knowing who they are (called NOBOs for “Non-Objecting Beneficial Owners”).

The Corporation takes advantage of certain provisions of National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), which permit the Corporation to directly deliver proxy-related materials to NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a scannable voting instruction form (a “VIF”), together with the meeting materials from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in accordance with the instructions. The Transfer Agent is required to follow the voting instructions properly received from NOBOs. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the meeting materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the meeting materials to OBOs unless, in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to OBOs. With those meeting materials, Intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs to direct the voting of the Common Shares that they beneficially own.

These proxy related materials are being sent to both registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Corporation has sent these proxy related materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities requirements from the Intermediary on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Management Proxy Circular, none of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date of this Management Proxy Circular, 32,915,634 Common Shares without par value were issued and outstanding, each such Common Share carrying the right to one (1) vote at the Meeting. May 15, 2012 has been fixed by the directors of the Corporation as the record date for the purpose of determining those Shareholders entitled to receive notice of and to vote at the Meeting.

The following entity holds more than 10% of the Corporation’s voting rights of its common shares: Columbia Wanger Asset Management, LLC.

BUSINESS OF THE MEETING

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to vote for the appointment of Thompson Penner & Lo, LLP, as the auditors of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration.

Thompson Penner & Lo, LLP was appointed as the auditors of the Corporation effective May 22, 2012, replacing the Corporation’s former auditor, PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”). Thomson Penner & Lo LLP were the Corporation’s previous auditor from 2005 to 2008.

Enclosed with this Management Proxy Circular is a copy of the Reporting Package (as defined in NI 51-102) that has been filed with the requisite securities regulatory authorities. The Reporting Package is attached hereto as Schedule “C” and forms a part of this Management Proxy Circular. The Reporting Package consists of: (i) Notice of Change of Auditor; (ii) Letter from Thompson Penner & Lo, LLP, Chartered Accountants; and (iii) Letter from PwC.

PwC had not expressed any audit opinion in relation to the Corporation’s most recently completed fiscal year, nor any subsequent periods. A description of the “reportable event” in connection with PwC’s resignation is set out in the Letter from PwC. PwC had required an independent investigation from another large international accounting firm with respect to confirmation of third party information in connection with its audit opinion. The Corporation assessed the costs, delays, and uncertainties associated with the process proposed by PwC and determined that it was more likely to obtain a complete audit in a reasonable time and at a cost that it could afford if the Corporation appointed its previous auditor.

ELECTION OF DIRECTORS

The number of directors for the Corporation is set by ordinary resolution of the Shareholders of the Corporation. Management of the Corporation is seeking Shareholder approval of an ordinary resolution determining the number of directors of the Corporation at eight (8) for the ensuing year.

The persons below are management’s nominees to the Board. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the Articles of the Corporation or unless he or she becomes disqualified to act as a director. All proposed nominees are currently directors of the Corporation and their term of office will expire at the Meeting unless re-elected.

Nominees For Election As A Director

Name and Municipality of Residence	Number of Securities Held	Principal Occupations	Director Since
Mr. David Hall(1) (2) Vancouver, British Columbia Canada	3,000 Restricted Shares 4,500 Options	CEO and President of RepliCel Life Sciences	August 5, 2010
Dr. Hong Zhao Guang (1) Beijing, China	250,000 Common Shares 5,000 Restricted Shares 4,500 Options	Director & Commissioner with the Aged Chinese Healthcare Association	August 5, 2010
Mr. He Fangzhen(1)(3)(4) Jinan, Shangdong Province China	8,848 Common Shares 8,777 Options	Retired Chief Engineer	May 7, 2008
Madame Sophia Leung(1)(2)(3)(4) Vancouver, British Columbia Canada	237,356 Common Shares 10,598 Restricted shares 10,098 Options	CEO of Key Venture Capital Inc.	February 2, 2007
Mr. Brian Palmieri Cody, Wyoming United States	1,037,128 Common Shares 6,234 Restricted Shares 77,584 Options	Vice Chairman and Director of GLG Life Tech Corporation	June 21, 2005
Madame Liu Yingchun(1)(2)(3)(4) Heze, Shangdong Province China	8,585 Common Shares 8,848 Restricted Shares 8,348 Options	Corporate Director	June 17, 2008
Mr. Jinduo Zhang Burnaby, British Columbia Canada	6,359 Restricted Shares 8,777 Options	Retired Professor	June 21, 2005

Name and Municipality of Residence	Number of Securities Held	Principal Occupations	Director Since
Dr. Luke Zhang Heze, Shangdong Province China	1,857,125 Common Shares 1,163,849 Restricted Shares	Chairman, Chief Executive Officer and Director of GLG Life Tech Corporation	June 21, 2005

Notes:

(1)	Independent Director.
(2)	Member of the Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of Corporate Governance and Nominating Committee.

The following is a brief description of the background of the directors of the Corporation.

Directors and Officers

David Hall (Director)

Mr. Hall is currently CEO and President of RepliCel Life Sciences. He is a past business founder, Chief Financial Officer and Chief Compliance Officer of Angiotech Pharmaceuticals, and an active advocate for the British Columbia life sciences industry. During Mr. Hall’s tenure with Angiotech, he was involved in $1.2 billion in financing, 11 acquisitions and established one of Canada’s first dedicated Sarbanes-Oxley compliance programs. Mr. Hall is the Past Chair and a current board member of Life Sciences BC and leads the organization’s public policy initiatives. He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the International Finance Centre for British Columbia and as Chairman of the board of directors at Percpetronix. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba. Mr. Hall is an independent director.

He Fangzhen (Director)

Mr. Fangzhen was appointed as one of our directors on May 7, 2008. Mr. Fangzhen is a specialist in manufacturing and production. With over 40 years of experience, his expertise as a chief engineer lies in optimizing manufacturing plant and personnel, particularly in China. His specialties include planning, operational structure, maintenance, safety, quality control and risk management as well as the assignment, training and supervision of production and technology personnel. Mr. Fangzhen graduated from Taiyuan Polytech University in China. Mr. He is an *independent director.

Dr. Hong Zhao Guang (Director)

Dr. Hong Zhao Guang is an active leader in both the academic and business communities in China. Receiving his degree from Shanghai First Medical College, he has been the vice president of Beijing Anzhen Hospital and the vice director of the Cardiovascular Disease Expert Consulting Committee for the Ministry of Public Health in China. Currently Dr. Hong is directing commissioner with the Aged Chinese Healthcare Association and the vice group leader for physicians at Capital Medical Science University, one of the top ranking academic medical institution in China. Dr. Hong has written and edited more than ten books and published more than one hundred academic theses and five hundred articles for the scientific community. During the last 15 years, Dr. Hong has devoted his time to the education of citizens throughout China on the importance of wellness, health and an active lifestyle, including the prevention of diabetes and cardiovascular diseases. His books have been read by more than 70 million people and his lectures heard by over 200 million people in China. Dr. Hong is an independent director.

Madame Sophia Leung (Director)

Madame Leung resides in Vancouver, British Columbia and was appointed as one of the Corporation’s directors on February 2, 2007. Madame Leung has served in political positions on a national level, including as special advisor in international trade to Canada’s prime minister from 2004-2006, parliamentary secretary for National Revenue (Canada) from 2000-2004 and Member of Parliament of Canada 1997–2004. Madame Leung is currently a director & CEO of Key Venture Capital Inc. (TSX.V). Madame Leung is an independent director.

Mr. Brian Palmieri (Director & Vice Chairman)

Mr. Palmieri resides in Cody, Wyoming and was appointed as the Corporation’s Chief Executive Officer and a director on June 21, 2005. On May 15, 2008, Mr. Palmieri relinquished his role as the Corporation’s Chief Executive Officer and was named the Corporation’s President and Vice-Chairman. On October 1, 2010, Mr. Palmieri relinquished his role as the Corporation’s President. Mr. Palmieri is a non-independent director.

Prior to his involvement with us, Mr. Palmieri’s time has been divided between the following businesses in which he is a principal:

(a)	American Tool and Die Inc., the principal business of which is metals manufacturing and of which he is president;

(b)	Lee Livingston Outfitters, the principal business of which is outfitting; and

(c)	Palco International Inc. and AAFAB International Inc., the principal business of both being international trading and consulting and of which he serves as president.

Madame Liu Yingchun (Director)

Madame Yingchun was elected as one of the Corporation’s directors on June 17, 2008. Madame Yingchun graduated from Shandong Economical College and has over 20 years of experience in finance and accounting. She has worked for several major banks and insurance companies in China including China Bank and the Industrial and Commercial Bank of China. She is a certified economist and financial analyst. Madame Yingchun is currently audit director and controller of HeZe Industrial and Commercial Bank. She also has experience in internal control and investment management.

Mr. Jinduo Zhang (Director)

Mr. Jinduo Zhang is a retired professor, resides in Burnaby, British Columbia and was appointed as a director of the Corporation on June 21, 2005. Professor Zhang was, before his retirement, a physics professor at Shandong Heze University. He was also involved with the financial management of the university and in the family jewellery and pharmacy business. In 1986, he retired from his professorship in China and moved to the United States and then Canada. Since retirement, Professor Zhang has been active in the development and expansion of his family business functioning as an advisor and financial consultant for various projects. Professor Zhang is a non-independent director.

Dr. Luke Zhang (Director, Chief Executive Officer and Chairman)

Dr. Zhang is a Canadian citizen and currently resides in China. He was appointed as the Corporation’s Chairman and as director on June 21, 2005 and as the Corporation’s President on September 6, 2007. On May 15, 2008, Dr. Zhang relinquished his role as the Corporation’s President and was named the Corporation’s Chief Executive Officer. Dr. Zhang received his PhD in Pharmacology from Vanderbilt University and has worked in international business for over 20 years. He is a non-independent director.

Corporate Cease Trade Orders and Bankruptcies

Except as described below, during the ten years preceding the date of this Management Proxy Circular, no proposed director of the Corporation has, to the knowledge of the Corporation, been:

(a)	a director, chief executive officer or chief financial officer of any company that:

(i)

was the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to such an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer in the company that is the subject of the Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

On May 2, 2012, the British Columbia Securities Commission (“BCSC”) issued a cease trade order in respect of the Corporation as a result of the Corporation having not filed its audited annual financial statements, management’s discussion and analysis and annual information form.

On April 10, 2012, Mr. Meadows and Dr. Zhang were the subject of a management cease trade order (“MCTO”) issued by the BCSC as a result of the Corporation having not filed its audited annual financial statements, management’s discussion and analysis and annual information form.

Penalties and Sanctions

None of the proposed directors of the Corporation have been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

None of the proposed directors of the Corporation has, within the ten years prior to the date of this Management Proxy Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF EXECUTIVE COMPENSATION

Risk Management

The nature of the business and the competitive environment in which the Corporation operates require some level of risk-taking, as risk-taking is intrinsic to all businesses to achieve growth and strategic objectives that are in the best interest of shareholders. The Compensation Committee is responsible for ensuring the application of the compensation policy is appropriately aligned to support the Corporation’s objectives and encourage appropriate management behaviours, including prudent risk-taking. To this effect, the Corporation has adopted practices that appropriately align compensation with the experience of shareholders.

Compensation Discussion and Analysis

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to an executive officer’s compensation, evaluating the executive officer’s performance in light of those goals and objectives and making recommendations with respect to the executive officer’s compensation, based on this evaluation.

In assessing the compensation of the Corporation’s executive officers, the Compensation Committee has regard to: (i) current base compensation and contractual obligations, (ii) past performance, (iii) objectives and anticipated workload for the year ahead, (iv) reasonable submissions from the executive officers, (v) market and industry practice and trends, and (vi) such other matters as are appropriate in the circumstances.

The key components comprising executive officer compensation are base salary (fixed component) and participation in the Corporation’s Stock Option and Restricted Share Plan (variable component). The Corporation has traditionally placed an emphasis on the variable component of executive compensation which reflects the philosophical preference of the Corporation to compensate its executive officers based primarily upon the performance of the Corporation and in certain instances, the Corporation has made receipt of the compensation awards contingent upon the achievement of corporate objectives, see “– Incentive Plan Awards”.

Executive officers’ compensation is designed in a manner to recognize and reward executive officers based upon individual and corporate performance, to be competitive with the compensation arrangements and programs established by other public companies with market capitalizations in the range of $200-300 million and revenues in the range of $50-100 million, and to be consistent with the executive officers’ respective contributions to the overall benefit of the Corporation. At the end of each year, the Compensation Committee also reviews actual performance against corporate objectives.

In establishing compensation objectives for executive officers, the Compensation Committee seeks to:

(a)	motivate executives to achieve corporate performance objectives and reward them when such objectives are met;

(b)	recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in similar companies; and

(c)	align the interest of executive officers with the long-term interests of shareholders through participation in the Corporation’s Stock Option and Restricted Share Plan.

Benchmarking

GLG has contracted with Equilar for its executive and board compensation benchmarking services to assist in periodic reviews of the relevant marketplaces to ensure that GLG’s compensation packages and salary ranges are competitive. Comparisons are made to other publically traded companies in North America and to industry in general with similar levels of revenue and market capitalizations. These assessments are revised periodically.

GLG utilizes Equilar’s benchmarking data to assist the Compensation Committee and management in conducting comprehensive comparative studies on total compensation for key executive roles. The studies provide detailed benchmarking data from other companies, and the results of the studies are used to assist in determining appropriate compensation levels. The companies included in the comparator groups can vary from year to year based on availability of the data. In addition to the publicly disclosed data, comparison may also be made to data from proprietary compensation surveys including general industry and industry-specific surveys, when available.

The comparators used in the most recent review for the CEO and CFO were based on publicly traded North American companies in the food industry with revenues ranging from $31 to $600 million in revenues in the most recent year and with market capitalization between $50 and $100 million. The companies used in this comparison were represented by: Bridgford Foods Corp, Coffee Holding Co Inc, Feihe International Inc, Inventure Foods, Inc., Maui Land & Pineapple Co Inc, MGP Ingredients, Overhill Farms INC, Rocky Mountain Chocolate Factory Inc and Sanfilppo John B & Son.

Benchmark analysis considered the value of the overall compensation arrangement including base salary, annual bonus opportunities, long term incentives and the value of pensions. A detailed review for the CEO was conducted in 2011 as part of the consideration of their initial compensation packages, and overall salary compensation was found to be 105% of the median value ($377,434) for the comparator group and 277% of the median value ($807,649) overall total compensation for the CEO. A detailed review for the CFO was conducted in 2011 as part of the consideration of their initial compensation packages, and overall salary compensation was found to be 86% of the median value ($289,967) for the comparator group and 53% of the median value ($492,944) overall total compensation for the CFO.

Performance of Common Shares

On December 11, 2007, the Corporation’s Common Shares began trading on the TSX under the symbol “GLG”. Prior to that time, the Corporation’s Common Shares were trading on the Canadian Trading and Quotation System (“CNQ”).

Assuming an initial investment of $100, the following graph illustrates the cumulative total Shareholder return on the Corporation’s Common Shares relative to the cumulative total return on the S&P/TSX Composite Index from December 11, 2007, being the date the Corporation’s Common Shares commenced trading on the TSX (assuming reinvestment of dividends).

CUMULATIVE VALUE OF $100 INVESTMENT
ASSUMING REINVESTMENT OF DIVIDENDS

	Jan 1., 2007	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011
GLG Life Tech(1)	$100.00	$565.71	$211.43q	$232.86	$305.43	$25.71
S&P/TSX Composite	$100.00	$101.04	$67.69	$91.42	$107.52	$98.15

Notes:

(1)	Closing prices for Dec. 31, 2007 and 2008 have been adjusted to reflect the four-to-one (4:1) consolidation of the Corporation’s Common Shares on November 5, 2009

Management believes that shareholder return and executive compensation trends are not directly relational at this time due to the position of the Corporation in terms of its corporate development, stock market conditions as at December 31, 2011.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, to the following persons (collectively, the “Named Executive Officers” or “NEOs”):

(a)	our Chief Executive Officer (“CEO”),

(b)	our Chief Financial Officer (“CFO”),

(c)

our most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers or acting in a similar capacity and whose total compensation, individually, was in excess of $150,000 as at the end of the most recently completed financial year; and

(d)

each individual for whom disclosure would have been provided under (c) but for the fact that the individual was neither serving as an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Name and Principal Position	Year	Salary ($)	Share-based awards ($){3)	Option- based awards ($){3)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Brian Meadows{1)	2011	250,000	Nil	Nil	Nil	Nil	Nil	12,000	262,000
Chief Financial	2010	180,000	22,466	118,720	50,000	Nil	Nil	12,000	419,186
Officer, President	2009	157,000	11,610	64,190	Nil	Nil	Nil	12,000	267,800
and Corporate
Secretary
Dr. Luke Zhang(2)	2011	Nil	1,780,000{6)	Nil	Nil	Nil	Nil	455,078 (4)	2,235,078
Chairman, Chief	2010	Nil	4,197,634{5)	Nil	200,000	Nil	Nil	367,148 (4)	4,764,782
Executive Officer	2009	Nil	1,935,000	Nil	Nil	Nil	Nil	343,794(4)	2,278,794
and Director

Notes:

(1)	Mr. Meadows was appointed as the Chief Financial Officer on October 9, 2007, Corporate Secretary on May 19, 2009 and President on November 17, 2011.
(2)

Dr. Zhang did not serve in the capacity of a Named Executive Officer before August 29, 2007. On May 15, 2008, Dr. Zhang relinquished his role as President of the Corporation and was named Chief Executive Officer of the Corporation, in addition to his role as Chairman.

(3)	Grant date fair values for 2011 were determined using Black-Scholes method to determine grant date fair value using the following assumptions:

Risk Free Interest Rate:	1.89%	Expected Volatility:	77.51%
Expected Dividend Yield:	0%	Expected Life:	5 years
(4)	Amounts represent consulting fees paid to a corporation controlled by Dr. Zhang for his executive services to GLG.
(5)	A special long term incentive was granted in June 2010 to Dr. Zhang and has both a 10 year vesting period and 2010 performance criteria to be met.

(6)

A special long term incentive was granted in May 2011 to Dr. Zhang and has both a 10 year vesting period and 2011 performance criteria to be met. Only 50% of the original award was approved due to only partial achievement of 2011’s performance criteria.

Employment Contracts, Termination and Change of Control Benefits

Each of the current Named Executive Officers has a formal employment agreement with the Corporation, the material terms of which are set forth below.

Dr. Luke Zhang: On July 1, 2005, Dr. Zhang entered into an employment contract with the Corporation, as amended, as amended on July 1, 2008 and further amended on April 24, 2009 and February 28, 2011, to act as its head of operations in China. Dr. Zhang is providing his services on a “contract” basis and there is no fixed term to this agreement. The current amended contact for Dr. Zhang includes a minimum of US$400,000 per year (the “Zhang Minimum Amount”) and US$60,000 per year for expenses. All past due payments owing to Dr. Zhang shall either be paid in one sum or rolled into a long term five year note payable to Dr. Zhang at an accrued interest rate of prime plus two percent calculated monthly. For the purpose of the foregoing calculation, “prime” means the prime rate published in the Wall Street Journal on the first day of the beginning month of a quarter.

In the event of the termination of the contract, other than for cause (in which case no severance is payable), the Corporation shall pay to Dr. Zhang the sum of all payments due plus an amount equal to three times the Zhang Minimum Amount (for example, US$1,200,000 if termination occurred on December 31, 2009).

In the event that the Corporation is acquired, or is the non-surviving party of a merger, or sells all or substantially all of its assets, the contract will not terminate and the Corporation will use its best efforts to ensure that the transferee or surviving entity is bound by the contract. If the new company wishes to terminate the contract, it will either pay Dr. Zhang three times the Zhang Minimum Amount (for example, US$1,200,000 if termination occurred on December 31, 2011) or the parties may otherwise agree on a mutually acceptable cash settlement.

Mr. Brian Meadows: Effective October 9, 2007, Mr. Brian Meadows assumed the role of Chief Financial Officer of the Corporation for a five year term pursuant to an employment agreement as amended on June 23, 2008 and further amended on January 18, 2010, February 28, 2011 and January 23, 2012. He is entitled to a motor vehicle allowance of $1,000 per month. In the event of his termination, other than for cause (in which case no severance is payable), he is entitled to receive 2 years of gross fixed annual remuneration on such termination (for example, $500,000 if termination occurred on December 31, 2011) provided that he executes a comprehensive release of any claims against the Corporation. In these circumstances, any stock options received by Mr. Meadows under the Corporation’s Stock Option and Restricted Share Plan will deem to be vested. He may be required to serve the notice period on an active or passive basis at the discretion of the Corporation. Mr. Meadows was appointed Corporate Secretary of the Corporation on May 19, 2009 and President in November 17, 2011.

Incentive Plan Awards

The Corporation’s incentive stock option and restricted share plan (the “Stock Option and Restricted Share Plan”) provided for the granting of up to a maximum of 10% of the issued and outstanding common shares.

Certain awards under the Stock Option and Restricted Share Plan are subject to meeting performance targets (the “Performance Based Awards”). The receipt of Performance Based Awards is subject to the Corporation meeting certain performance targets, including targets for Revenue, EBITDA(1), Market share objectives, Performance against Agriculture Program objectives, Major Customer Contract additions and Performance against Major Customer Contracts.

(1)

The Corporation defines EBITDA as: Income (loss) before Income Taxes and Non-Controlling Interests + Non-Controlling Interest + Depreciation and Amortization + Net Interest Expense + Foreign Exchange Loss (Gain) + Non-Cash Stock-Based Compensation + Provision on Receivables.

Performance Based Awards will vest over three years and are subject to annual performance targets set by the Compensation Committee being met. The 2009 and 2010 performance based awards met the performance targets set by the Compensation Committee in each of these years. These awards have now been earned in full but are still subject to vesting terms. For 2011, the performance criteria were only partially met thereby earning Management 50% of their 2011 original award. For stock options, even once performance targets are met they will still vest over three years before they could be fully exercised by Management. For the restricted shares of Dr. Zhang, once annual performance targets are determined to be met by the Compensation Committee, those restricted share grants will only fully vest at the end of ten years.

Outstanding share-based awards and option-based awards for NEOs are set out in the following table:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(3)
Brian	4,900 (1)	8.60	June 30, 2014	-	-	-
Meadows	21,943(1)	7.79	June 6, 2015	-	1,982	1,783(3)
Dr. Luke Zhang	Nil	Nil	Nil	Nil	680,354	612,319

Notes:

(1)	These awards are Performance Based Awards.
(2)	The in-the-money value is equal to the number of options multiplied by the difference between the exercise price of the options and the closing trading price on the TSX on December 31, 2011 of $0.90.
(3)

Restricted shares have no exercise price. The market value of the unvested restricted shares is equal to the number of unvested restricted shares multiplied by the closing trading price on the TSX on December 31, 2011 of $0.90.

The following table discloses incentive plan awards – value vested or earned for each NEO for the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian Meadows	48,937(1)	7,356(2)	-
Dr. Luke Zhang	Nil	1,617,766(2)	-

Notes:

(1)

Option based and share based awards to GLG Executive are based on either meeting established performance targets by the Compensation Committee and/or through multi-year vesting requirements designed to align compensation of GLG Executive management with the interests of the Corporation’s shareholders. The value is calculated by the option price at the time of the grant times the number of vested options.

(2)	Restricted shares have no exercise price. The value of the vested restricted shares is equal to the number of vested restricted shares multiplied by the grant price of the restricted shares.

Pension Plan Benefits

The Corporation does not have a retirement plan.

Director Compensation

We have no standard arrangement pursuant to which directors are compensated for their services in their capacity as directors except for the granting, from time to time, of incentive stock options and/or restricted shares in accordance with the Corporation’s Stock Option and Restricted Share Plan and the policies of the Toronto Stock Exchange. No cash compensation was paid to any director of the Corporation for the director’s services as a director during the financial year ended December 31, 2011.

Director compensation table:

Name(1)	Fees earned ($)	Share-based awards ($)(2)(3)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Mr. David Hall Independent Director	Nil	Nil	8,430	Nil	Nil	Nil	8,430
Dr. Hong Zhao Guang Independent Director	Nil	17,800	8,430	Nil	Nil	Nil	26,230
Mr. He Fangzhen Independent Director	Nil	17,800	8,430	Nil	Nil	Nil	26,230
Mrs. Sophia Leung Independent Director	Nil	17,800	8,430	Nil	Nil	Nil	26,230
Mr. Brian Palmieri Director & Vice Chairman	Nil	Nil	196,700	Nil	Nil	Nil	196,700
Mrs. Liu Yingchun Independent Director	Nil	17,800	8,430	Nil	Nil	Nil	26,230
Mr. Jinduo Zhang Non-Independent Director	Nil	17,800	8,430	Nil	Nil	Nil	26,230

Notes:

(1)	Compensation for Board member Dr. Zhang has been reflected in the Summary Compensation Table for Named Executive Officers.
(2)	Grant date fair values for 2011 were determined using Black-Scholes method to determine grant date fair value using the following assumptions:

Risk Free Interest Rate:	1.89%	Expected Volatility:	77.51%
Expected Dividend Yield:	0%	Expected Life:	5 years
(3)	Share based awards calculated based on stock price at grant date times the number of restricted shares granted.

Outstanding share-based awards and option-based awards for the Corporation’s directors are disclosed in the following table:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)
Mr. David Hall	1,500	8.90	05/27/16		-	-
Independent	3,000	8.11	11/12/15	-
Director
Dr. Hong Zhao	1,500	8.90	05/27/16		811	730
Guang	3,000	8.11	11/12/15	-
Independent
Director
Mr. He Fangzhen	1,500	8.90	05/27/16		811	730
Independent	2,918	7.79	06/06/15	-
Director	3,000	8.60	06/30/14	-	-
	1,359	16.00	05/15/13	-	-
Ms. Sophia Leung	1,500	8.90	05/27/16		811	730
Independent	1,598	7.79	06/06/15	-
Director	2,000	8.60	06/30/14	-	-
	5,000	16.00	05/15/13	-	-
Mr. Brian Palmieri	35,000	8.90	05/27/16		1,984	1,786
Director & Vice	22,249	7.79	06/06/15
Chairman	15,500	8.60	06/30/14
	4,835	16.00	05/15/13
Ms. Liu Yingchun	1,500	8.90	05/27/16		811	730
Independent	3,348	7.79	06/06/15	-
Director	3,500	8.60	06/30/14	-
Mr. Jinduo Zhang	1,500	8.90	05/27/16		811	730
Non-Independent	2,918	7.79	06/06/15	-
Director	3,000	8.60	06/30/14	-	-
	1,359	16.00	05/15/13

Notes:

(1)	The in-the-money value is equal to the number of options multiplied by the difference between the exercise price of the options and the closing trading price on the TSX on December 31, 2011 of $0.90.
(2)

Restricted shares have no exercise price. The market value of the unvested restricted shares is equal to the number of unvested restricted shares multiplied by the closing trading price on the TSX on December 31, 2011 of $0.90.

The following table discloses incentive plan awards – value vested or earned during the year:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Mr. David Hall Independent Director	16,898	24,330	Nil
Dr. Hong Zhao Guang Independent Director	16,898	24,330	Nil
Mr. He Fangzhen Independent Director	3,947	13,040	Nil
Madame Sophia Leung Independent Director	8,646	12,448	Nil
Mr. Brian Palmieri Director & Vice Chairman	82,039	21,170	Nil
Mrs. Liu Yingchun Independent Director	4,528	13,040	Nil
Mr. Jinduo Zhang Non-Independent Director	3,947	4,546	Nil
Notes:
(1)	The value is calculated by the option price at the time of the grant times the number of vested options.
(2)	Share based awards calculated based on stock price at grant date times the number of restricted shares granted.

Proportion of Common Shares Held by Directors and Executive Officers

Collectively, as of the date hereof, the directors and executive officers of the Corporation, as a group, own 4,619,596 Common Shares, representing approximately 14.1% (12.9% on a fully diluted basis) of the issued and outstanding Common Shares.

Indemnification of Directors or Officers

There was no indemnification payable this financial year to directors or officers of the Corporation.

Directors’ and Officers’ Insurance

The Corporation maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $50,000 deductible loss payable by the Corporation. The current annual premium of $280,000 is paid by the Corporation.

Key Management Insurance

The Corporation does not maintain key management insurance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the financial year ended December 31, 2011, the Corporation’s Stock Option and Restricted Share Plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets forth information with respect to the Corporation’s Stock Option and Restricted Share Plan as at the financial year ended December 31, 2011.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	1,439,435	$9.34	1,852,128
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,439,435	$9.34	1,852,128

Note:

(1)	These figures include the weighted average exercise price of Options and the weighted average issue price of Restricted Shares.

Stock Option and Restricted Share Plan

Effective June 28, 2011, the Board of Directors and Shareholders of the Corporation approved the Corporation’s Stock Option and Restricted Share Plan in order to provide incentive compensation to directors, officers, employees and consultants of the Corporation.

The Stock Option and Restricted Share Plan reserves a maximum of 10% of the issued and outstanding Common Shares of the Corporation for issue pursuant to options (“Options”) and restricted shares (“Restricted Shares”). As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option and Restricted Share Plan will increase accordingly. The Stock Option and Restricted Share Plan is considered as an “evergreen” plan since the Common Shares covered by the Options and Restricted Shares shall be available for subsequent grants at such time as the Options have been exercised or the Restricted Shares have become unrestricted. As of the date hereof, an aggregate of 1,439,435 Options and Restricted Shares have been awarded and remain outstanding under the Stock Option and Restricted Share Plan representing 4.4% of the Corporation’s issued and outstanding Common Shares. As of the date hereof, 1,852,128 Options and Restricted Shares will be available for grant representing 5.6% of the Corporation’s issued and outstanding Common Shares.

The purpose of the Stock Option and Restricted Share Plan is to attract, retain and motivate directors, officers, employees and consultants of the Corporation and the preferred approach of the Corporation is to compensate such individuals based primarily upon the performance of the Corporation.

The exercise price of options (“Options”) is determined by the Board in its sole discretion and shall not be less than the closing price of the Common Shares on The Toronto Stock Exchange (“TSX”) on the day preceding the award date. The Stock Option and Restricted Share Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

The vesting schedule in respect of the Options will be a variable vesting schedule set at the discretion of the Compensation Committee of the Corporation’s Board of Directors. Options granted under the Stock Option and Restricted Share Plan may be exercised as soon as they have vested. The expiry date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the fifth anniversary of the award date of the Option. However, when the expiry date of an Option occurs during a blackout period, the expiry date of such Option will be extended until 10 business days following the end of such blackout period.

In the event that the Corporation subdivides, consolidates, or reclassifies the Corporation's outstanding Common Shares, or makes another capital adjustment, the number of Common Shares receivable upon the exercise of Options will be increased or reduced proportionately.

Each restricted share (“Restricted Share”) granted under the Stock Option and Restricted Share Plan will become an unrestricted Common Share, without payment of additional consideration, at the end of a restricted period (the “Restricted Period”). The Restricted Period will be determined by the Compensation Committee, provided however that in the event the Compensation Committee does not set out such a period, the Restricted Period will commence on the grant date and continue until the third anniversary of such grant date. The Compensation Committee retains the right with respect to any one or more participants to accelerate the time at which Restricted Shares will become unrestricted.

Holders of Restricted Shares will have, in respect of their Restricted Shares, all rights as a shareholder of the Corporation, including the right to vote and the right to receive dividends in respect of the Restricted Shares and for all purposes will be treated as shareholders of the Corporation, but for the fact that the Restricted Shares may be cancelled or terminated in certain circumstances prior to the expiry of the Restricted Period.

All Options and Restricted Shares will terminate on the earlier of the expiry of their term and 30 days following the termination of a participant’s employment, engagement or position. Upon the death of a participant, the legal representatives of such participant may exercise the Options held by such participant not later than 12 months following the date of death of the participant, in the case of director or employee, and not later than one month following the date of death of the participant in the case of a consultant. Upon the death of a participant, each Restricted Share shall be cancelled if the Restricted Period does not expire within 12 months following the date of death of the participant, in the case of director or employee, and within one month following the date of death of the participant in the case of a consultant.

Options and Restricted Shares may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant or to a personal representative where the participant is, for any reason, unable to manage his or her affairs and such personal representative is entitled by law to act for the participant.

Subject to the Stock Option and Restricted Share Plan reserving a maximum of 10% of the issued and outstanding Common Shares of the Corporation for issue, the Stock Option and Restricted Share Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise). However, the Corporation is restricted from issuing more than 10% of issued and outstanding Common Shares in any one year period, or at any time, to insiders of the Corporation unless the Corporation obtains disinterested shareholder approval pursuant to the policies of the TSX.

The Board of Directors will be specifically authorized to amend the terms of the Stock Option and Restricted Share Plan, and the terms of any Options or Restricted Shares granted under the Stock Option and Restricted Share Plan, without obtaining shareholder approval, to:

(i)	amend the termination and cancellation provisions of the Options and the Restricted Shares;

(ii)	accelerate the vesting period of any Options or the Restricted Period of any Restricted Shares; or

(iii)	make other amendments of a housekeeping nature or to comply with the requirements of any regulatory authority.

Notwithstanding the foregoing, no amendments to:

(iv)	increase the number of Common Shares reserved for issuance under the Stock Option and Restricted Share Plan;

(v)	add any form of financial assistance;

(vi)	amend a financial assistance provision which is more favourable to participants; or

(vii)	change the manner of determining the Exercise Price of the Options,

shall be made without obtaining approval of the applicable security holder and of the Corporation’s shareholders in accordance with the requirements of the TSX.

A copy of the Stock Option and Restricted Share Plan can be obtained by contacting the Secretary of the Corporation in writing at Suite 2168, 1050 West Pender Street, Vancouver V6E 3S7.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Corporation has been indebted to the Corporation or its subsidiaries during the financial year ended December 31, 2011.

REPORT ON CORPORATE GOVERNANCE

The following provides information with respect to the Corporation’s compliance with the corporate governance requirements (the “Corporate Governance Guidelines”) of the Canadian Securities Administrators set forth in National Instrument 58-101 and Form 58-101F1.

Board of Directors

The Corporation’s Board is currently composed of nine directors, a majority of whom are independent of management under the Corporate Governance Guidelines and free of any interest and any business or other relationship, other than arising from their shareholdings that could interfere with their ability to act with a view to the best interests of the Corporation.

Director	Independence
Mr. David Beasley	Independent
Mr. David Hall	Independent
Dr. Hong Zhao Guang	Independent
Madame Sophia Leung	Independent
Mr. He Fangzhen	Independent
Madame Liu Yingchun	Independent
Mr. Brian Palmieri	Non-Independent (due to former position as President of the Corporation)
Mr. Jinduo Zhang	Non-Independent (due to familial relationship with Dr. Luke Zhang)
Dr. Luke Zhang	Non-Independent (due to position as Chief Executive Officer of the Corporation)

The independent status of each individual director is reviewed annually by the Board. The Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation which, in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment.

The chair of the Board, Dr. Luke Zhang, is not an independent director; however, the Board believes that it has strong, experienced independent directors who openly and candidly voice their opinions at meetings. The Board believes that this structure facilitates the functioning of the Board independently of the Corporation’s management and has therefore not appointed an independent lead director. The independent directors are able to exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which include the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee which are composed entirely of independent directors.

Meetings of independent directors are not regularly scheduled but communication among this group occurs on an ongoing basis as needs arise from regularly scheduled meetings of the Board. However, the Corporate Governance and Nominating Committee of the Board intends to review whether having formal meetings of the independent would be beneficial to the Corporation.

The following table summarizes directors’ attendance at Board meetings during the year ended December 31, 2011:

Regularly Scheduled
Director	Board Meetings Attended (in person or via telephone)
Mr. David Beasley	1 of 3
Mr. David Hall	2 of 3
Dr. Hong Zhao Guang	3 of 3
Madame Sophia Leung	3 of 3
Mr. He Fangzhen	3 of 3
Madame Liu Yingchun	3 of 3
Mr. Brian Palmieri	3 of 3
Mr. Jinduo Zhang	3 of 3
Dr. Luke Zhang	3 of 3

Board Mandate

The Board has adopted a written charter, a copy of which is attached as Schedule “A” hereto.

Board members and management will participate in an annual strategic planning review process. Any revisions to the plan will be approved by the Board. Implementation of the strategic plan will be the responsibility of management. The Board will systematically review opportunities by weighing them against the business risks and actively managing these risks. The Board will provide leadership but will not become involved in day-to-day matters. Management will report to the Board on a regular basis on the Corporation’s progress in achieving these strategic objectives.

Board Assessments

The Board, its Committees and its individual directors have not been regularly assessed with respect to their effectiveness and contribution but intend to commence these assessments in the current fiscal year.

Position Descriptions

The Board of Directors has adopted written charters for the three Board Committees. Brief summaries of the role of the three Board Committees may be found elsewhere in this document.

Orientation and Continuing Education

The Board has an informal process for the orientation of new Board members regarding the role of the Board, its Committees and directors, and the nature of operation of the Corporation. New directors meet with executive management and incumbent directors and are provided with written materials to aid in their familiarization with the Corporation.

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct and Business Ethics which sets out guidelines and expectations regarding conduct on the part of directors, officers and employees of the Corporation. The Code is available on the Corporation’s website at www.glglifetech.com.

The Corporation has a Corporate Disclosure Policy, available on the Corporation’s website at www.glglifetech.com, which provides additional measures to ensure ethical business conduct, such as policies and requirements regarding insider trading and trading blackout periods.

The Board also requires conflicts of interest to be disclosed to the Corporation’s Corporate Governance and Nominating Committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict and to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or Committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment.

Nomination of Directors

With advice and input from the Corporate Governance and Nominating Committee, the Board, in identifying new candidates for Board nomination, will:

(a)	consider what competencies and skills the Board, as a whole, should possess;

(b)	assess what competencies and skills each existing director possesses; and

(c)	consider the appropriate size of the Board, with a view to facilitating effective decision making.

The nomination of directors is undertaken by the Corporate Governance and Nominating Committee, which is composed entirely of independent directors. The Committee reviews the composition of the Board annually, assesses the effectiveness of the Board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the Corporate Governance and Nominating Committee considers the competencies and skills each new nominee would bring to the Corporation and whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member. The Corporation has no obligation or contract with any third party providing it with the right to nominate a director.

Board Committees

The Corporation has three Board Committees, being the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. The Committee also reviews the Corporation’s annual and interim financial statements and news releases containing information taken from the Corporation’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

The members of the Audit Committee are Mr. David Hall (Chair), Madame Sophia Leung and Madame Liu Yingchun, all independent directors. Each member of the Audit Committee is “independent” within the meaning of Rule 10A-3 under the United States Exchange Act of 1933, the NASDAQ Marketplace Rules and Canadian Securities laws.

The Audit Committee has a published charter which is attached as Schedule “B” hereto.

Education and Experience of Members of the Audit Committee

The Audit Committee reports to the Board of Directors, and is responsible for assisting in the Board of Directors’ oversight of the reliability and integrity of the accounting principles and practices, financial statements, other financial reporting, and disclosure practices followed by management of the Corporation and its subsidiaries.

All members of the Audit Committee members are independent.

All of the members of the Audit Committee is financially literate based on their experience as a chief executive, financial officer or officers and directors of public and/or private organizations.

Pre-Approval Policies and Procedures of Non-Audit Services

The Audit Committee’s Charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. As a matter of practice the Audit Committee, and or the audit committee chairman acting on behalf of the Audit Committee, will generally pre-approve all audit and permitted non-audit services to be performed by the external auditors and identifies and reviews the types of non-audit services or mandates that it considers to be incompatible with the principles underlying the independence of the external auditors.

External Auditor Service Fees

The aggregate fees for professional services rendered by the Corporation’s’s former auditors, PricewaterhouseCoopers LLP, Chartered Accountants for the years ended December 31, 2011 and December 31, 2010 as follows:

Fiscal years ended December 31	2011	2010
Audit Fees (for audit of the Corporation’s annual financial statements for the respective year and assistance with the Corporation’s quarterly financial statements)	$1,084,610	$781,196
Audit-Related Fees	$36,500	-
Total Audit and Audit-Related Fees	$1,121,110	$781,196
Tax Fees (for preparation of tax returns)	$60,000	$59,040
All Other Fees	-	-
Total Fees	$1,181,110	$840,236

Compensation Committee

The Compensation Committee was established on March 18, 2008 and assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee oversees the development and implementation of compensation programs in order to support the Corporation’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Corporation’s board of directors regarding the Corporation’s incentive compensation equity-based plans.

The members of the Compensation Committee are Mr. David Beasley, Madame Sophia Leung, Madame Liu Yingchun, and Mr. He Fangzhen. Each member of the Compensation Committee is “independent” within the meaning of the NASDAQ Marketplace Rules and Canadian Securities laws.

Corporate Governance & Nominating Committee

The Corporate Governance and Nominating Committee was established on March 18, 2008 and assists the board of directors in fulfilling its oversight responsibilities relating the board of director’s relationship with senior management. The Committee’s role includes developing and monitoring the effectiveness of the Corporation’s system of corporate governance, assessing the effectiveness of individual directors, the board of directors, and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The Committee is responsible for recommending to the board of directors a set of corporate governance principles and reviewing these principles at least once a year. The Committee oversees the Corporation’s investor relations and public relations activities. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members and to ensure that an effective Chief Executive Officer succession plan is in place.

The members of the Corporate Governance and Nominating Committee are Mr. David Beasley, Madame Sophia Leung, Madame Liu Yingchun and Mr. He Fangzhen. Each member of the Corporate Governance and Nominating Committee is “independent” within the meaning of the NASDAQ Marketplace Rules and Canadian Securities laws.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction in which the Corporation has participated within the three year period prior to the date of this Management Proxy Circular, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Corporation.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, management functions of the Corporation are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com under the name “GLG Life Tech Corporation”. Copies of the Corporation’s financial statements and MD&A can be obtained by contacting the Corporate Secretary of the Corporation in writing at Suite 2168, 1050 West Pender Street, Vancouver British Columbia V6E 3S7. Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

Management knows of no other matters to come before the Meeting of Shareholders, other than those referred to in the Notice of Meeting. However, if any other matters which are not know to Management shall properly come before said Meeting, the Form of Proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

OF

GLG LIFE TECH CORPORATION

GLG LIFE TECH CORPORATION
(the “Company”)

1.	ROLE AND RESPONSIBILITIES

1.1  The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

1.2  The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

1.3  The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4  The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

1.5  The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

1.6  The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.7  The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

1.8  The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.9  The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.

1.10  The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)

(i) disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)

such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

1.11  The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

1.12  The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.

2.	COMPOSITION

2.1  From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2  The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3  If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

2.4  The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the Company’s industry;

(b)	knowledge of current corporate governance guidelines;

(c)	financial and accounting expertise.

3.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1  The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2  If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3  The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4  An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

3.5  The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6  The Board shall institute procedures for receiving shareholder feedback.

3.7  The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8  The non-management directors shall meet at least twice yearly without any member of management being present.

3.9  The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the commencement, termination or material amendment to any human clinical trial;

(g)	the creation of subsidiaries;

(h)	the creation of new Company bank accounts;

(i)	payment of dividends;

(j)	proxy solicitation material;

(k)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(l)	any material change to the business of the Company;

(m)	the appointment of members on any committee of the Board;

(n)	capital expenditures in excess of CAD$50,000 outside of the annual budget;

(o)	entering into any professional engagements where the fee is likely to exceed CAD$50,000 outside of the annual budget.

(p)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(q)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(r)	the appointment or discharge of any senior officer of the Company;

(s)	entering into employment contracts with any senior officers;

(t)	initiating or defending any law suits or other legal actions; and

3.10  The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER
GLG LIFE TECH CORPORATION
(the “Company”)

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

The Company shall provide appropriate funding, as determined by the Committee, to permit the Committee to perform its duties under this Charter, to compensate its advisors and to compensate any registered public accounting firm engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Company. The Committee, at its discretion, has the authority to initiate investigations, and hire legal, accounting or other outside advisors or experts to assist the Committee, as it deems necessary to fulfill its duties under this Charter.

Duties and Responsibilities of the Audit Committee

External Auditor

•	To be directly and solely responsible, subject to shareholder approval, for the appointment, compensation, retention and oversight of any independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) engaged by the Company for the purpose of preparing or issuing an audit report or related work, with each such auditor reporting directly to the Committee.

•	To obtain and review annually a report from the independent auditor describing (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review or peer reviews or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues, and (iii) all relationships between the independent auditor and the Company.

•	To review with the independent auditor any accounting adjustments that were noted or proposed by the independent auditor but that were “passed” (as immaterial or otherwise), and communications between the audit team and the independent auditor’s national office respecting auditing or accounting issues presented by the engagement, and any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the independent auditor to the Company, or any other material written communication provided by the independent auditor to the Company’s management.

•	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

•	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

•	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(b)

No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The CFO must approve all office hires from the external auditor; and

(d)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

•	To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years, to consider issues related to the timing of such rotation and the transition to new lead and reviewing partners, and to consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm, and report any conclusions on these issues to the Board.

•	To review with the independent auditor the critical accounting policies and practices used by the Company, all alternative treatments of financial information within generally accepted accounting principles that the independent auditor has discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor.

•	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

•	To review the Company’s annual audited financial statements with the CEO and CFO and then the full Board.

•	To review the interim financial statements with the CEO and CFO.

•	To review and discuss with management and the external auditor, as appropriate:

(a)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

•	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

•	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

•	To review the internal audit staff functions, including:

(a)	The purpose, authority and organizational reporting lines;

(b)	The annual audit plan, budget and staffing; and

(c)	The appointment and compensation of the controller, if any.

•	To review with management its assessment of the effectiveness of and adequacy of the Company’s internal control structure and procedures for financial reporting (the “Internal Controls”), review with the independent auditor the attestation to and report on the assessment made by management, and consider with management and the independent auditor whether any changes to the Internal Controls are appropriate in light of management’s assessment or the independent auditor’s attestation.

•	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

•	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

•	To review with the CEO and CFO of the Company any report on significant deficiencies in the design or operation of the Internal Controls that could adversely affect the Company’s ability to record, process, summarize or report financial data, any material weaknesses in Internal Controls identified to the auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

•	To review and approve any related-party transactions, after reviewing each such transaction for potential conflicts of interest and other improprieties.

•	To establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. To adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns.

•	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

•	The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•	Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

•	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement). In addition, if required by applicable additional securities regulators or stock exchange rules, at least one member of the Committee shall qualify as a “financial expert” within the meaning of such rules and regulations.

Procedures

•	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

•	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

•	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

•	The Committee has the authority to communicate directly with the internal and external auditors.

Policy for Reporting Violations and Complaints

The Company’s policy for reporting violations and complaints is attached as Annex A.

Reports

•	The Committee shall produce the following reports and provide them to the Board:

(d)

An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(c)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

ANNEX A

GLG LIFE TECH CORPORATION
POLICY FOR REPORTING VIOLATIONS AND COMPLAINTS

I.	Introduction

One of our Company's most valuable assets is its integrity. Protecting this asset is the job of everyone in the Company. We have established the GLG Life Tech Corporation Code of Ethics to help our employees understand and comply with the laws and regulations applicable to our business and to maintain the highest standards of ethical conduct. This policy is meant to supplement our Code of Ethics by encouraging employees to report any suspected violations or concerns as to compliance with laws, regulations, public disclosure requirements, our Code of Ethics or other Company policies, or any complaints or concerns regarding the Company's accounting, internal accounting controls, or auditing matters.

II.	Obligation to Report Suspected or Actual Violations; Anonymous Reporting

A.	Reporting Generally

It is every employee's obligation to report suspected or actual violations of laws, government rules and regulations, the Company's Code of Ethics or other Company policies. You should also report any suspected violations of the laws and rules that govern the reporting of the Company's financial performance, and any complaint or concern regarding the Company's accounting, internal accounting controls, public disclosure requirements, or auditing matters.

You may report any such matters directly to your supervisor or manager or by the procedures set forth below. As noted below, supervisors and managers are required to report to a Compliance Officer any time they receive a report of a concern about our compliance with laws, the Code of Ethics or other Company policy, any notice of any suspected wrong-doing by any Company employee, officer or director, or any complaint or concern about the Company's accounting, internal accounting controls, public disclosure or auditing matters. The Compliance Officers who should be notified are either of the following:

Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
Suite 2168 – 1050 West Pender Street
Vancouver, B.C., V6E 3S7
Canada

Georald Ingborg
Legal Counsel of the Company
Fasken Martineau DuMoulin LLP
#2900 – 550 Burrard Street
Vancouver, B.C., V6C 0A3
Canada

B.	Anonymous Reporting

Alternatively, if you wish to report any such matters anonymously, you may do so by mailing a description of the suspected violation or other complaint or concern to the Company’s Audit Committee at:

auditcom@glglifetech.com

III.	Treatment and Retention of Complaints and Reports

Each supervisor and manager shall report any suspected violation, concern or complaint reported to such person by employees or other sources to a Compliance Officer to assure proper treatment and retention of complaints, concerns or notices of potential violations. In addition, employees should take note that persons outside the Company may report complaints or concerns about suspected violations, or concerns regarding internal accounting controls, accounting or auditing matters. Any such concerns or complaints should be reported immediately on receipt to a Compliance Officer.

Supervisors and managers as well as the Compliance Officers shall promptly consider the information, reports or notices received by them under this policy or otherwise. The Compliance Officers shall take appropriate action, including investigation, if appropriate, in accordance with the law, governmental rules and regulations, the Company's Code of Ethics and otherwise consistent with good business practice.

Upon a report to a Compliance Officer, all notices or reports of suspected violations, complaints or concerns received pursuant to this policy shall be recorded in a log, indicating the description of the matter reported, the date of the report and the disposition thereof, and the log shall be retained for five years. The log shall be maintained by the Compliance Officers.

IV.	Statement of Non-Retaliation

It is a federal crime for anyone to retaliate intentionally against any person who provides truthful information to a law enforcement official concerning a possible violation of any federal law. Moreover, the Company will not permit any form of intimidation or retaliation by any officer, employee, contractor, subcontractor or agent of the Company against any employee because of any lawful act done by that employee to:

•	provide information or assist in an investigation regarding any conduct which the employee reasonably believes constitutes a violation of laws, rules, regulations, the Company's Code of Ethics, or any Company policies; or

•	file, testify, participate in, or otherwise assist in a proceeding relating to a violation of any law, rule or regulation.

Any such action is a violation of Company policy and should be reported immediately under this policy.

V.	Statement of Confidentiality

The Company will, to the extent reasonably possible, keep confidential both the information and concerns reported under this policy, and its discussions and actions in response to those reports and concerns. In the course of its investigation, however, the Company may find it necessary to share information with others on a "need to know" basis.

SCHEDULE “C”

REPORTING PACKAGE

NASDAQ: GLGL TSX: GLG

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scoctia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
PricewaterhouseCoopers LLP
Thomson Penner & Lo LLP

Notice of Change of Auditor pursuant to National Instrument 51-102

GLG Life Tech Corporation (the “Corporation”) wishes to advise that the Corporation’s auditor, PricewaterhouseCoopers LLP (“PwC”), has resigned effective May 22, 2012, at the request of the Corporation. The Board of Directors of the Corporation resolved that Thomson Penner & Lo LLP be appointed as successor auditor to fill the vacancy in the position of auditor of the Corporation. Thomson Penner & Lo LLP were the Corporation’s previous auditors from June 2008 to June 2009.

The resignation of PwC and the appointment of Thomson Penner & Lo LLP have been considered and approved by the Corporation’s Audit Committee and Board of Directors. PWC had not expressed any audit opinion in relation to the most recently completed fiscal year and any subsequent periods. For a description of the “reportable event” in connection with PwC’s resignation, please see the attached resignation letter from PwC dated May 22, 2012. PwC and the chairman of the Audit Committee discussed the matter and the Corporation has authorized PwC to respond fully to inquiries by Thomson Penner & Lo LLP.

Dated at Vancouver, British Columbia, effective this 24th day of May, 2012.

GLG LIFE TECH CORPORATION

[signed] “Brian Meadows”
Brian Meadows
President and CFO

GLG Life Tech Corporation, www.glglifetech.com
Suite 2168, 1050 West Pender Street,
Vancouver, British Columbia Canada    V6E 3S7
TEL 604.66902602    FAX 604 662-8858

May 22, 2012

Mr. David Hall
Chair of the Audit Committee
GLG Life Tech Corporation
Suite 2168 - 1050 West Pender Street
Vancouver, BC V6E 3S7

Dear Mr. Hall

We are writing to inform you that, effective immediately, PricewaterhouseCoopers LLP hereby resigns as the independent auditors of GLG Life Tech Corporation ("GLG" or the "Company").

On April 16, 2012, we informed you that, in our professional judgment, we would not be able to issue an opinion with respect to the Company's consolidated financial statements and internal controls over financial reporting for the year ended December 31, 2011 without obtaining additional information regarding certain transactions, including, for example, the identification of the Company's counterparties, an assessment of the related party status of such counterparties and an understanding of the economic substance of the counterparties and the transactions. At that time, we indicated that we did not believe we would be in a position to form an opinion until such time as the audit committee completed an independent investigation into these transactions. We further informed you that we had not yet completed our audit in other respects to the Company's consolidated financial statements and internal controls over financial reporting and believed that we should not continue with our audit work unless and until an independent investigation was completed.

We understood that GLG began an independent investigation and had retained KPMG to assist in such investigation. We further understand that you have now decided not to pursue that.

The Company has suggested that we should now tender our resignation as the Company’s independent auditors in light of the fact that the Company recognizes that we are not able to express an opinion on the Company’s consolidated financial statements or internal controls over financial reporting at this time. As a result of the Company's wishes and our inability in our judgment to continue our audit without additional information, we have decided to resign as the Company's auditors effective immediately.

We are not in a position at this time to assess what additional audit work we would have determined in our professional judgment we would need to perform in order to complete our audit or whether we would have been in a position to complete our audit should it have continued. We are also not in a position to assess what effect, if any, the matters discussed above might have on our reports on financial statements for any prior periods.

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

In our view, the matters related to the transactions discussed above, including the company's decision to not provide us with sufficient information regarding the transactions through an independent investigation or otherwise, accordingly, would in our view constitute "reportable events" under National Instrument 51-102 and Item 304(a)(1)(v) of Regulation S-K as such matters have not been resolved to our satisfaction as of the date of our resignation.

Yours very truly,

Chartered Accountants

cc: Brian Meadows, CFO
cc: Hein Poulus, Stikeman Elliott

2

May 24, 2012

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Authorite des marches financiers
New Brunswick Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
PricewaterhouseCoopers LLP
GLG Life Tech Corporation

Re:	GLG Life Tech Corporation (“the Corporation”) Notice of Change of Auditor

We have read the Notice of Change of Auditors, dated May 24, 2012 of GLG Life Tech Corporation delivered to us pursuant to National Instrument No. 51-102 – Continuous Disclosure Obligations. We confirm that we agree with the information contained therein.

Yours truly,

THOMPSON PENNER & LO LLP
Certified General Accountants

May 29, 2012

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scoctia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs:

We have read the statements made by GLG Life Tech Corporation in the attached copy of Change of Auditor Notice dated May 24, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated May 24, 2012.

Yours very truly,

Chartered Accountants

Encl.

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.